Exhibit 99.1

Aurora Cannabis Announces Upsizing of Credit Facility to Approximately C$360 Million (US$280 Million)

NYSE | TSX : ACB

Broader Lending Syndicate Introduced to Fund Strategic Growth Initiatives

EDMONTON, Aug. 15, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora or the "Company") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today that it has secured commitments from an expanded syndicate of lenders led by the Bank of Montreal ("BMO") to amend and  upsize its existing C$200 million secured credit facility.

The amended secured credit facility will consist of an additional C$160 million allocated between both term loans and a revolving credit facility, both of which will mature in August 2021. Closing of the credit facility is subject to completion of definitive documentation and satisfaction of conditions precedent customary for a financing of this nature. The credit facility will have a first ranking general security interest in the assets of Aurora. The Loans can be repaid without penalty at Aurora's discretion.

"The upsizing of our credit facility to approximately C$360 million and the broadening of the lending syndicate to include additional Schedule 1 Canadian Banks is further recognition that our best-in-class production facilities lead the industry," said Glen Ibbott, CFO of Aurora.  "Access to this non-dilutive capital is a core funding source the Company intends to utilize as it further executes on its strategic growth initiatives. In addition to cash being generated from operations, the Company also has access to other unsecured debt alternatives, a number of equity investments, and has access to a C$514 million (US$400 million) At-The-Market equity program ("ATM")."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 16 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, including, but not limited to,  the completion of definitive documentation and the closing of the upsized credit facility . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 15-AUG-19